EXHIBIT 1



                    RMC Group p.l.c. and CEMEX, S.A. de C.V.

09 December 2004



         NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM
                           AUSTRALIA, CANADA OR JAPAN

                             FOR IMMEDIATE RELEASE



        RECOMMENDED ACQUISITION OF RMC GROUP p.l.c. BY CEMEX UK LIMITED,
                      A SUBSIDIARY OF CEMEX, S.A. de C.V.



                               REGULATORY UPDATE


RMC and CEMEX are pleased to announce that the European Commission cleared the Acquisition yesterday under the EC Merger Regulation.

The Acquisition remains under review by the US anti-trust authorities and clearance under applicable US anti-trust legislation is expected in time for the Scheme to become effective on 12 January 2005. If this position changes, a further announcement will be made.

Terms used in this announcement shall have the same meanings as set out in the Scheme document dated 25 October 2004.



Enquiries:

RMC
Gary Rawlinson (Investor Relations)           Tel: +44 (0) 1932 568 833
Tim Stokes (Media Relations)


Cazenove                                      JPMorgan
(Financial Adviser and Corporate Broker       (Financial Adviser to RMC)
to RMC)
Tel: +44 (0) 20 7588 2828                     Tel: +44 (0) 20 7742 4000
Nick Wiles                                    Robert McGuire
Piers Coombs                                  Henry Lloyd
Roger Clarke                                  Eamon Brabazon


Hoare Govett
(Corporate Broker to RMC)                     Tel: +44 (0) 20 7601 0101
Peter Meinertzhagen
Chris Zeal


Citigate Dewe Rogerson
(PR Adviser to RMC)                           Tel: +44 (0) 20 7638 9571
Jonathan Clare
Michael Berkeley


CEMEX
Javier Trevino (Media Relations)              Tel: +44 (0) 20 7379 5151
Maher Al-Haffar (Investor Relations)          Tel: +1 212 317 6006


Citigroup                                     Goldman Sachs International
(Financial Adviser and Corporate Broker       (Financial Adviser and Corporate
to CEMEX and CEMEX UK)                        Broker to CEMEX and CEMEX UK)
Tel: +44 (0) 20 7986 4000                     Tel: +44 (0) 20 7774 1000
Philip Robert-Tissot                          Simon Dingemans
Cyrus Shabi                                   Basil Geoghegan
Jan Skarbek

The Maitland Consultancy
(PR Adviser to CEMEX and CEMEX UK)            Tel: +44 (0) 20 7379 5151
Angus Maitland
Philip Gawith


The directors of RMC accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of CEMEX UK and the directors of CEMEX accept responsibility for the information contained in this announcement relating to CEMEX UK and CEMEX. To the best of the knowledge and belief of the directors of CEMEX UK and the directors of CEMEX (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cazenove, which is regulated by the Financial Services Authority, is acting as financial adviser and corporate broker to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of Cazenove or for providing advice in relation to the Acquisition, or the contents of this announcement.

JPMorgan, which is regulated by the Financial Services Authority, is acting as financial adviser to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Acquisition, or the contents of this announcement.

Hoare Govett, which is regulated by the Financial Services Authority, is acting as corporate broker to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of Hoare Govett or for providing advice in relation to the Acquisition, or the contents of this announcement.

Citigroup and Goldman Sachs International, which are regulated by the Financial Services Authority, are acting as financial advisers and corporate brokers to CEMEX and CEMEX UK in connection with the Acquisition and no one else and will not be responsible to anyone other than CEMEX and CEMEX UK for providing the protections afforded to their respective customers or for providing advice in relation to the Acquisition, or the contents of this announcement.